FULLER, TUBB, POMEROY & STOKES
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
201 ROBERT S. KERR AVENUE, SUITE 1000
OKLAHOMA CITY, OK 73102
G. M. FULLER (1920-1999)                                                                                                                                                   TELEPHONE 405-235-2575
JERRY TUBB                                                                                                                                                                           FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
_____

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS
December 21, 2004

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0309
450 Fifth Street, N.W.
Washington, DC 20549-0309

ATTENTION MARY K. FRASER

Re:	Form SB-2 registration statement filed by
The KingThomason Group, Inc.
Commission File No. 333-120394

Gentlemen:

As counsel to The KingThomason Group, Inc., I enclose Amendment No. 1 to its Form SB-2 Registration Statement in accordance with the instructions in your letter dated December 8, 2004. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined hard copies as well as three hard copies of the filed version of the amendment.

Registration Fee Table

1.	Column 1 now shows the number of shares to be registered.

2.	The correct number of shares received as a commitment fee by Fusion Capital is 1,204,013, as stated in the Stock Purchase Agreement, not 1,304,013. This error appears several places in the Form SB-2 and has been corrected. An additional 100,000 shares were issued to Fusion Capital as "signing shares" to reimburse it for its expenses in connection with the transaction.

Securities and Exchange Commission
December 21, 2004

3.	As noted in the registration statement, the commitment shares are to be held for 30 months from the date of the Common Stock Purchase Agreement, October 14, 2004, unless an event of default occurs or the agreement is terminated. An event of default may occur under the Common Stock Purchase Agreement. The registrant may terminate the agreement at any time, without penalty. Accordingly there is a reasonable expectation that the commitment shares may be sold within two years.

Prospectus Cover Page

4.	The first paragraph under this heading has been revised to comply with the requirements of Item 501 of Reg. S-B and the plain English rules.

5.	The word "certain" has been eliminated throughout the prospectus. Where material, the word has been replaced by sentences that identify the "certain" things.

6.	The cross-reference to the risk factors was initially and still is presented in bold-face type.

7.	The registration statement has been revised to reflect that Fusion Capital is an underwriter and the selling shareholders may be deemed to be underwriters.

Summary - page 1

8.	We have revised the summary to more clearly describe the business, what it does and how revenue is generated in a more balanced and informative format. Additionally, we have indicated which division is not active and which is actively selling its products. We have removed the verbiage from the footnote that mentions revenue from commissions on security transactions through a broker-dealer. The Company no longer conducts securities transactions and, thus, does not receive revenue via broker-dealer transactions.

9.	The discussion of the summary of our agreement with Fusion Capital under the heading "The Fusion Capital Transaction" and its sub-headings has been amended to specify that 1,204,013 shares are issuable to Fusion Capital as "commitment shares," that 100,000 shares were issued to Fusion Capital to reimburse it for expenses incurred in connection with the transaction, and that 6,000,000 shares may be sold to Fusion Capital pursuant to the Common Stock Purchase Agreement. This same discussion is set forth in footnote (1) to the table under the heading "Selling Stockholders."

Risk Factors - page 2

10.	The introductory paragraph has been revised.

11.	We have eliminated all statements concerning a lack of assurances. Where appropriate, we have explained why no assurances can be given.

Securities and Exchange Commission
December 21, 2004

12.	Language such as "our business could be materially and adversely affected" has been eliminated. Language either already appears or has been added to specifically describe the direct adverse consequences of the risks.

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future. - page 2

13.	This disclosure has been updated through September 30, 2004.

14.	This risk factor has been revised as recommended.

15.	The "going concern" discussion is now in a separate risk factor and includes a discussion of the steps being taken to remedy the situation and the adverse consequences that would result if the steps taken are not successful.

Our success may depend on our ability to retain key personnel. - page 2

16.	We have revised this risk factor as suggested.

We will require additional financing to sustain our operations and without it we will not be able to continue operations. - page 2

17.	We have revised the statement to indicate how much cash we need to maintain current operations and the operation of our subsidiaries on a monthly basis, as well as an explanation of the additional funds we will require in order to implement our plans.

We may not be able to maintain the current collaborative relationships . . . our ability to develop products and revenue will suffer. - page 3

18.	This section has been revised to indicate the collaborative relationship with CrediTrends and how it enables KingThomason to issue credit cards through CrediTrends’ existing banking, credit card company and fulfillment relationships.

Our company may face competition from larger better capitalized companies and may not be able to effectively compete with these companies. - page 3

19.	This section has been revised to clarify the markets the Company is marketing to, which products it is marketing, and how it markets them. We have eliminated the jargon and revised the disclosure to provide more factual content to aid in evaluating the risk.

Securities and Exchange Commission
December 21, 2004

Our insurance products may not be successfully commercialized . . . - page 3

20.	This section has been revised to more clearly state the status of each product relative to its current sales experience in the market place, what revenue those sales represent to us, which product is waiting for final approval and specific information that allows the potential investor to better evaluate the risks.

It is likely that trading in our stock will be volatile and limited. - page 4

21.	The heading of this risk factor has been replaced with one that describes the risk. The discussion under the heading now better identifies the specific adverse consequences that follow.

22.	This risk factor has been incorporated in the risk factor discussed in response to your comment number 21.

23.	This risk factor has been expanded to provide the facts that inhibit trading in the stock and that tend to depress the price of the stock. A specific statement addresses the limited trading in the stock and the large spread between the bid and ask prices.

Should a change in management seem necessary, it will be difficult for the non-management stockholders to do this. - page 4

We do not intend to pay dividends. - page 4

We indemnify most acts of our officers and directors. - page 4

24.	Each of these risk factors has been revised to identify a specific risk and its potential adverse consequences.

There is no assurance that we will receive the full $6,000,000 under the common stock purchase agreement from the sale of the shares registered herein. - page 4

25.	This subheading has been revised as has the body of the risk factor. The specific risks are more clearly stated, and the focus of the risk factor is more precise.

26.	The subheading and body of this risk factor have also been revised to more clearly state a specific risk and to state the potential adverse consequences.

Forward-Looking Statements - page 6

27.	This section has been eliminated.

Securities and Exchange Commission
December 21, 2004

Description of Business - page 23

28.	This section has been revised to clarify that the Company operates as a Master General Insurance Agency, not an insurance company, as well as describing the business we have done to date and the business we intend to do in the future.

29.	We have provided more detailed disclosures regarding the principal products including the status of each product, which products are currently being sold, which will commence sales shortly and the sales results to date of each product. The time frame for the reporting of revenues by sector has additionally been brought current through December 15, 2004.

30.	The web site has been amended and updated to properly reflect the current status of our products and our business relationships.

31.	The web site has been amended and updated to properly reflect the current status of our products and our business relationships.

32.	We have amended the registration statement to correctly reflect our current material agreements and to provide a reasonably detailed discussion of their material provisions. Those agreements that are no longer material have been removed from the exhibit list and the ones that are currently material have been added.

33.	The registration statement has been clarified to indicate that we do not have agreements directly with Western States Bankcard Association and First Data Resources. Those two organizations provide services to us indirectly through our relationship with CrediTrends which holds those agreements directly. The Agreement with CrediTrends has been filed as an exhibit. Additionally, we have clarified that we function as a Master General Insurance Agency and do not hold agreements directly with Empire Fire and Marine Insurance. We have included in the exhibits the material agreements with the insurance companies that provide for our relationship with them.

34.	This statement has been clarified to explain that the insurance companies take the responsibility to license and maintain proper documentation for the agents that sell the products, which means that we do not have the responsibility to do so.

35.	This section has been amended to clarify the distribution methods with more detailed explanations, and the mentioned entities have been removed.

36.	The agreement referred to in footnote 5 was severed by the vendor over two years ago in the first quarter of 2002. We currently do not have any business operations that relate to it at all nor do we plan to operate a securities business in the future. The auditor has included it in the footnotes because he feels that to be in compliance with accounting standards it needs to be maintained in the footnotes for three years after its termination.

Securities and Exchange Commission
December 21, 2004

37.	The business section has been expanded to include the consultant, CrediTrends, and the material terms that relate to the services to be rendered. The agreement has been filed as an exhibit as well.

38.	We have inserted a discussion of the agreement and the transaction into the business section of the registration statement and have filed the agreement as an exhibit as well.

39.	We have expanded the disclosure to describe the developmental implementation activities that we referred to.

40.	We have expanded this section to include discussion on the employees, the service providers, consultants and agents associated with us.

Management’s Discussion and Analysis - page 27

41.	A detailed discussion of the facts underlying the $825,002 gain on extinguishment of debt has been inserted into the Management’s Discussion and Analysis.

42.	The footnote was clarified to indicate that we no longer consummate securities transactions through a broker-dealer.

43.	The Management’s Discussion and Analysis section has been amended to include an explanation of the $60,000 in consulting income we generated for the nine-month period ended September 2004.

Part II

44.	Part of the required undertakings was omitted from the originally filed Form SB-2. The omitted part has been added.

Signatures

45.	The signatures have been revised to add the chief accounting officer.

Securities and Exchange Commission
December 21, 2004

If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

Sincerely,

Thomas J. Kenan
e-mail: kenan@ftpslaw.com
Enclosures

cc:    T.E. King III (w/enclosure)
         Hamid Kabani, C.P.A. (w/enclosure)